UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from          to

Commission file number 1-18378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Puerto Rico Savings Plan

55 Corporate Drive
Bridgewater, NJ 08807-5925

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis Puerto Rico Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the
sanofi-aventis Puerto Rico Savings Plan

We have audited the statement of net assets available for benefits of the sanofi-aventis Puerto Rico Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Iselin, New Jersey

June 27, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, effective for plan years ending after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented for all periods presented. Therefore, the presentation of the 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 14, 2006, except for Notes 2, 4 and 6

as to which the date is July 10, 2007

sanofi-aventis Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investment at fair value:
Investment in Master Trust	$5,915,174	$6,221,106
Mutual funds	6,558,255	5,747,116
Common and commingled trusts	470,697	—
Participant loans	732,012	724,833
	13,676,138	12,693,055

Income receivable	6,892	7,283
Contributions receivable – employee	25,879	24,490
Contributions receivable – employer	28,194	168,088
	60,965	199,861
Total assets	13,737,103	12,892,916

Liabilities
Accrued expenses	510	474
Net assets available for benefits, at fair value	13,736,593	12,892,442

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	72,812	63,979
Net assets available for benefits	$13,809,405	$12,956,421

sanofi-aventis Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

For Year Ended December 31, 2006

Additions
Contributions
Employee	$655,071
Employer	637,907
Investment Income
Interest and dividends	253,625
Net appreciation in the fair value of investments (Note 3)	689,764
Net appreciation in the fair value of investments in Master Trust (Note 4)	513,866
Transfers from other plans	1,870,519
Total additions	4,620,752

Deductions
Benefits paid to participants	3,760,831
Fees and administrative expenses	6,937
Increase in net assets available for benefits	852,984

Net assets available for benefits at beginning of year	12,956,421
Net assets available for benefits at end of year	$13,809,405

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Plan Provisions

On January 1, 2006, the assets of Puerto Rican participants of the Sanofi-Synthelabo Group Savings Plan (the “Sanofi Savings Plan”) were transferred into Aventis Pharmaceuticals Puerto Rico Savings Plan. The plan was renamed the sanofi-aventis Puerto Rico Savings Plan (the “Plan”). The new plan was redesigned to align the benefit received by the Puerto Rican plan participants of the Sanofi Savings Plan to equal those received by the Plan participants.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico Inc., Aventis Pharma Inc. (Puerto Rico) (collectively “Aventis Pharmaceuticals Puerto Rico”) and Puerto Rican participants covered under former Sanofi Savings Plan as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico Inc.) and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“Master Trust”) to serve as a funding vehicle for certain commingled assets of the sanofi-aventis US Savings Plan, formerly Aventis Pharmaceuticals Saving Plan, and the Plan, formerly Aventis Pharmaceuticals Puerto Rico Savings Plan.  The Trust Agreement was amended by adding the Sanofi Savings Plan and sanofi-aventis Hourly Savings Plan, formerly Sanofi-Synthelabo Inc Hourly Savings Plan (Des Plaines) (the “Hourly Saving Plan”) under the Trust Agreement effective December 16, 2005. Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of sanofi-aventis US Savings Plan as well as the Hourly Savings Plan. Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 4).

Trustee and Recordkeeper

Banco Popular is the Plan’s trustee (the “Trustee”). T Rowe Price is the trustee for the Master Trust. T. Rowe Price Group Inc. is the Plan’s recordkeeper (see Note 6)

Plan Administration

The sanofi-aventis Retirement Administrative Committee (the “Committee”), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan.  The Company also maintains trust funds as a part of the Plan to hold the assets of the Plan.  The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Participant accounts are also charged with an allocation of administrative expenses based on the participant’s investment income or total account balances.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 30% of their eligible pay for 2006 and 20% for 2005 in whole percentages (up to the allowable IRS annual maximum — $8,000 for 2006) on a pre-tax basis, pursuant to Internal Revenue Code (IRC) Section 401(k) and in accordance with Puerto Rico law.

The Company shall contribute to the Plan for each participant each pay period on the first 6% of pre-tax, after-tax, and catch-up contributions according to years of service schedules by June 30 of the current year. For employees with 0-2 years service, the Company matches 100% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 3-6 years service, the Company matches 125% of the employee’s contribution up to a maximum of 6% of eligible pay; for employees with 7 or more years service, the Company matches 150% of the employee’s contribution up to a maximum of 6% of eligible pay.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Vesting

Participants are always 100% vested in their pre-tax, catch up, and after-tax contributions accounts (contributions and related earnings). Employees as of December 31, 2005 are also 100% vested in their Company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5% to 10%. Loan balances are payable in semimonthly installments generally over a term of up to five years. Extended terms are available should the loan related to the purchase of a primary residence.

Administrative Expenses

Fees and commissions to the trustee are paid and reported by the Plan. Administrative expenses incurred in the management of the Plan are paid by the Company.

Reclassifications

Certain reclassifications were made to the prior year balances to conform with the current year presentation related to adoption of SOP 94-4-1.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP

defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

The Plan’s investments in mutual funds, common and commingled trust are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high- quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and are comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4).  The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract asserts.  The wrapper rebid value is zero at December 31, 2006 and 2005.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.67% and 4.48% and the average yield was 3.69% and 3.98% during 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan’s interest in the GICs within Master Trust was 1.75% and 1.68% respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	As of December 31
	2006	2005
Master Trust
sanofi-aventis US Savings Plan and sanofi-aventis Puerto Rico Savings Plan Master Trust	$5,915,174	$6,221,106

Mutual Funds
Retirement 2020	1,924,805	*
Retirement 2025	919,683	762,923
Retirement 2030	1,087,870	883,541

*                  Asset balances as of December 31, 2005 did not represent 5% or more of the net assets available for benefits.

**           Asset balances as of December 31, 2006 did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

Year Ended December 31, 2006

Mutual Funds	$626,871
Common and collective trusts	62,893
$689,764

4. Master Trust

At both December 31, 2006 and 2005, the Plan’s interest in the Master Trust was approximately 1.5%.

The following table presents the fair value of investments held in the Master Trust:

	As of December 31
	2006	2005
Investments at fair value:
Cash and cash equivalents	$833,052	$1,183,933
Mutual funds	11,886,108	25,834,658
Company stock	98,282,173	95,769,750
Guaranteed insurance contracts	278,327,221	279,362,878
Total assets	389,328,554	402,151,219

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,168,147	3,817,133
	$393,496,701	$405,968,352

The following table presents the investment income for the Master Trust:

Year Ended December 31, 2006

Dividends	$1,665,623
Interests	13,209,546
Net appreciation in fair value of Common Stock and Mutual Funds	4,716,734
$19,591,903

5. Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated August 5, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code (PR – “IRC”).  However, the Plan has been amended since the receipt of the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR - IRC and Puerto Rico law.  The plan administrator is not aware of any activity or transaction that may adversely effect the qualification status of the Plan. Therefore, no provision for income taxes has been made.

6. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements at contact value	$13,809,405	$12,956,421
Adjustment from contact value to fair value for fully benefit responsive investment contract	(73,812)	(63,979)
Net assets available for benefits, at fair value per Form 5500	$13,736,593	$12,892,442

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Master Trust.  T. Rowe Price Group Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company.  The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR - IRC.

Supplemental Schedule

EIN: #36-4406953
Plan: #001

sanofi-aventis Puerto Rico Savings Plan

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

	Mutual Funds
*	AF Growth of America	Mutual fund, 8,004 shares	**	$263,014
*	PIMCO Total Return Fund	Mutual fund, 9,353 shares	**	97,088
*	Retirement 2010	Mutual fund, 10,402 shares	**	165,082
*	Retirement 2015	Mutual fund, 43,943 shares	**	543,575
*	Retirement 2020	Mutual fund, 110,940 shares	**	1,924,805
*	Retirement 2025	Mutual fund, 71,515 shares	**	919,683
*	Retirement 2030	Mutual fund, 58,519 shares	**	1,087,870
*	Retirement 2035	Mutual fund, 28,495 shares	**	375,277
*	Retirement 2040	Mutual fund, 19,612 shares	**	367,728
*	Retirement 2045	Mutual fund, 2,594 shares	**	32,087
*	Retirement Income Fund	Mutual fund, 4,601 shares	**	60,405
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund, 9,635 shares	**	329,795
*	Vanguard Inst Index Fund	Mutual fund, 1,148 shares	**	148,726
*	Vanguard Mid-Cap Index, Inst	Mutual fund, 5,662 shares	**	112,283
*	Vanguard Windsor II Admiral	Mutual fund, 2,121 shares	**	130,837
	Total Mutual Funds			$6,558,255

	Common and Commingled Trusts
*	JP Morgan EAFE Plus Fund	Mutual fund, 12,713 shares	**	$252,092
*	Wellington Management Large-Cap Research Fund			218,605
	Total Common and Commingled Trusts			$470,697

	Loans
*	Participant loans	Participant loans interest rates ranging from 5% to 10%	**	$732,012

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of sanofi-aventis, the Plan Administrator of the sanofi-aventis Puerto Rico Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SANOFI-AVENTIS PUERTO RICO

Date: July 12, 2007

/s/ Elizabeth Donnelly

Elizabeth Donnelly, for the Pension Committee,
Plan Administrator

Exhibits

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP